Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2023 Results

Highlights

•Net business wins in the quarter of $2,531 million; a net book to bill of 1.22. Full year net business wins of $9,946 million; a net book to bill of 1.22.

•Closing backlog of $22.8 billion, an increase of 2.4% on quarter three 2023 and an increase of 10.0% on quarter four 2022.

•Quarter four revenue of $2,066.2 million representing an increase of 5.3% on prior year revenue. Full year revenue of $8,120.2 million representing a year on year increase of 4.9%.

•Quarter four adjusted EBITDA of $448.2 million or 21.7% of revenue, an increase of 10.7% on quarter four 2022. Full year adjusted EBITDA of $1,694.1 million or 20.9% of revenue, representing a year on year increase of 14.5%.

•GAAP net income for the quarter of $216.4 million or $2.60 per diluted share. Full year GAAP net income of $612.3 million or $7.40 per diluted share.

•Quarter four adjusted net income was $287.5 million or $3.46 per diluted share, an increase of 10.5% on quarter four 2022 adjusted earnings per share. Full year adjusted net income of $1,058.2 million or $12.79 per diluted share, an increase of 8.9% on the prior year adjusted earnings per share.

•Days sales outstanding decreased from 49 days at September 30, 2023 to 47 days at December 31, 2023.

•$250.0 million repayment made on Term Loan B debt in quarter four bringing full year Term Loan B debt repayments to $950 million. Net debt balance of $3.4 billion at December 31, 2023 with net debt to adjusted EBITDA ratio of 2.0x.

•In quarter four 2023, S&P Global Ratings and Moody's both upgraded ICON's debt instruments to an investment grade credit rating, providing the opportunity to reduce full-year interest expense by circa $100 million year over year in 2024.

•Board of Directors authorized a share repurchase program up to $500 million to be opportunistically deployed.

•Re-affirming full-year 2024 financial guidance of revenue of $8,400 - $8,800 million, representing a year over year increase of 3.4% to 8.4%, and adjusted earnings per share* in the range of $14.50 - $15.30, representing a year over year increase of 13.4% to 19.6%. Adjusted earnings per share to exclude amortization, stock compensation, restructuring, foreign exchange and transaction-related / integrated-related adjustments.

Dublin, Ireland, February 21, 2024 – ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the fourth quarter and year ended December 31, 2023.

CEO, Dr. Steve Cutler commented, “With our focus on delivering innovative clinical development solutions, ICON’s solid performance in quarter four and the full year 2023 reflects continued market leadership across the customer segments we serve. Our team delivered strong financial results despite challenging macroeconomic conditions, resulting in full year adjusted EBITDA growth of 15% and adjusted EPS growth of 9% over full year 2022.

We remain encouraged by the positive demand environment as we enter this year, and as such, reaffirm our previously issued financial guidance for the full year 2024, with revenue in the range of $8,400 - $8,800 million, and adjusted earnings per share in the range of $14.50 - $15.30.”

Fourth Quarter 2023 Results

Gross business wins in the fourth quarter were $2,992 million and cancellations were $461 million. This resulted in net business wins of $2,531 million and a book to bill of 1.22.

Revenue for the fourth quarter was $2,066.2 million. This represents an increase of 5.3% on prior year revenue or 4.1% on a constant currency basis.

GAAP net income was $216.4 million resulting in $2.60 diluted earnings per share in quarter four 2023 compared to $1.42 diluted earnings per share in quarter four 2022. Adjusted net income for the quarter was $287.5 million resulting in an adjusted diluted earnings per share of $3.46 compared to $3.13 per share for the fourth quarter 2022.

Adjusted EBITDA for the fourth quarter was $448.2 million or 21.7% of revenue, a year-on-year increase of 10.7%.

The effective tax rate on adjusted net income in quarter four was 15.2%.

Cash generated from operating activities for the quarter was $440.1 million. During the quarter $52.7 million was spent on capital expenditure. At December 31, 2023, the Group had cash and cash equivalents of $378.1 million, compared to cash and cash equivalents of $313.1 million at September 30, 2023 and $288.8 million at December 31, 2022. $65 million of the revolving credit facility was drawn down in the quarter and $85 million was repaid. Additionally, $250.0 million of Term Loan B payments were made during the quarter resulting in a net indebtedness of $3.4 billion at December 31, 2023.

Full Year 2023 Results

Gross business wins were $11,765 million and cancellations were $1,819 million. This resulted in net business wins of $9,946 million and a book to bill of 1.22.

Full year revenue was $8,120.2 million. This represents a year on year increase of 4.9% on a reported basis and 4.6% on a constant currency basis.

GAAP net income was $612.3 million resulting in $7.40 diluted earnings per share for the full year 2023. Adjusted net income was $1,058.2 million resulting in an adjusted diluted earnings per share of $12.79 compared to $11.75 per share for the equivalent prior year period.

Adjusted EBITDA was $1,694.1 million or 20.9% of revenue, a year on year increase of 14.5%.

The effective tax rate on adjusted net income in 2023 was 15.5%.

Cash generated from operating activities in 2023 was $1,161.0 million. $140.7 million was spent on capital expenditure. $370 million of the revolving credit facility was drawn down and $315 million was repaid. Additionally, $950.0 million of Term Loan B payments were made in the year.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on February 22, 2024 at 08:00 EST [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2024 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,100 employees in 106 locations in 53 countries as at December 31, 2023. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(in thousands except share and per share data)

Revenue	$2,066,248	$1,962,002	$8,120,176	$7,741,386

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,445,727	1,380,679	5,719,949	5,527,045
Selling, general and administrative	195,560	226,753	768,559	778,753
Depreciation and amortization	149,733	142,228	585,950	569,513
Transaction and integration related	9,660	10,725	44,176	39,695
Restructuring	—	(1,747)	45,390	31,143

Total costs and expenses	1,800,680	1,758,638	7,164,024	6,946,149

Income from operations	265,568	203,364	956,152	795,237
Interest income	1,720	618	5,014	2,345
Interest expense	(81,034)	(75,185)	(336,699)	(229,731)

Income before income tax expense	186,254	128,797	624,467	567,851
Income tax expense	30,164	(10,859)	(11,749)	(59,411)

Income before share of losses from equity method investments	216,418	117,938	612,718	508,440
Share of losses from equity method investments	—	(493)	(383)	(3,136)

Net income	$216,418	$117,445	$612,335	$505,304

Net income per Ordinary Share:

Basic	$2.63	$1.44	$7.46	$6.20
Diluted	$2.60	$1.42	$7.40	$6.13

Weighted average number of Ordinary Shares outstanding:

Basic	82,399,478	81,683,430	82,101,813	81,532,320
Diluted	83,112,757	82,452,097	82,717,640	82,468,363

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

	December 31, 2023	December 31, 2022
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$378,102	$288,768
Available for sale investments	1,954	1,713
Accounts receivable, net of allowance for credit losses	1,790,322	1,731,388
Unbilled revenue	951,936	957,655
Other receivables	65,797	63,658
Prepayments and other current assets	132,105	137,094
Income taxes receivable	91,254	48,790
Total current assets	3,411,470	3,229,066
Non-current Assets:
Property, plant and equipment, net	361,184	350,320
Goodwill	9,022,075	8,971,670
Intangible assets, net	3,855,865	4,278,659
Operating right-of-use assets	140,333	153,832
Other receivables	78,470	70,790
Income taxes receivable	—	21,380
Deferred tax asset	73,662	76,930
Investments in equity- long term	46,804	32,631
Total Assets	$16,989,863	$17,185,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$131,584	$81,194
Unearned revenue	1,654,507	1,507,449
Other liabilities	915,399	1,005,025
Income taxes payable	13,968	41,783
Current bank credit lines and loan facilities	110,150	55,150
Total current liabilities	2,825,608	2,690,601
Non-current Liabilities:
Non-current bank credit lines and loan facilities	3,665,439	4,599,037
Lease liabilities	126,321	131,644
Non-current other liabilities	45,998	38,260
Non-current income taxes payable	186,654	239,188
Deferred tax liability	899,100	988,585
Total Liabilities	7,749,120	8,687,315

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
82,495,086 shares issued and outstanding at December 31, 2023 and 81,723,555 shares issued and outstanding at December 31, 2022.	6,699	6,649
Additional paid‑in capital	6,942,669	6,840,306
Other undenominated capital	1,162	1,162
Accumulated other comprehensive loss	(143,506)	(171,538)
Retained earnings	2,433,719	1,821,384
Total Shareholders' Equity	9,240,743	8,497,963
Total Liabilities and Shareholders' Equity	$16,989,863	$17,185,278

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

	Twelve Months Ended
	December 31, 2023	December 31, 2022
	(in thousands)
Cash flows from operating activities:
Net income	$612,335	$505,304
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	585,950	569,513
Impairment of long lived assets	8,686	28,767
Reduction in carrying value of operating right-of-use assets	41,546	45,215
Loss on equity method investments	383	3,136
Acquisition related gain	(6,160)	—
Charge on cash flow hedge	2,407	—
Amortization of financing costs and debt discount	16,402	17,749
Stock compensation expense	55,667	70,523
Deferred tax benefit	(85,403)	(124,985)
Unrealized foreign exchange movements	19,706	(13,009)
Other non-cash items	24,332	11,324
Changes in operating assets and liabilities:
Accounts receivable	(83,296)	(420,695)
Unbilled revenue	4,716	(332,592)
Unearned revenue	134,566	192,944
Other net assets	(170,810)	10,121
Net cash provided by operating activities	1,161,027	563,315
Cash flows from investing activities:
Purchase of property, plant and equipment	(140,692)	(142,160)
Purchase of subsidiary undertakings (net of cash acquired)	(71,766)	—
Sale of available for sale investments	2,616	481
Purchase of available for sale investments	(2,857)	(482)
Proceeds from investments in equity - long term	—	1,906
Purchase of investments in equity - long term	(13,954)	(5,612)
Net cash used in investing activities	(226,653)	(145,867)
Cash flows from financing activities:
Drawdown of credit lines and facilities	370,000	75,000
Repayment of credit lines and facilities	(1,265,000)	(875,000)
Proceeds from exercise of equity compensation	50,973	35,844
Share issue costs	(16)	(17)
Repurchase of ordinary shares	—	(99,983)
Share repurchase costs	—	(17)
Net cash used in financing activities	(844,043)	(864,173)
Effect of exchange rate movements on cash	(997)	(16,720)
Net increase/(decrease) in cash and cash equivalents	89,334	(463,445)
Cash and cash equivalents at beginning of year	288,768	752,213
Cash and cash equivalents at end of year	$378,102	$288,768

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(in thousands except share and per share data)

Adjusted EBITDA
Net income	$216,418	$117,445	$612,335	$505,304
Share of losses from equity method investments	—	493	383	3,136
Income tax expense	(30,164)	10,859	11,749	59,411
Net interest expense	79,314	74,567	331,685	227,386
Depreciation and amortization	149,733	142,228	585,950	569,513
Stock-based compensation expense (a)	7,845	15,047	55,667	69,889
Foreign currency losses/(gains), net (b)	15,381	35,399	12,916	(25,997)
Oncacare (gain) (g)	—	—	(6,160)	—
Restructuring (c)	—	(1,747)	45,390	31,143
Transaction and integration related costs (d)	9,660	10,725	44,176	39,695
Adjusted EBITDA	$448,187	$405,016	$1,694,091	$1,479,480

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$216,418	$117,445	$612,335	$505,304
Income tax expense	(30,164)	10,859	11,749	59,411
Amortization	115,986	114,969	459,854	463,087
Stock-based compensation expense (a)	7,845	15,047	55,667	69,889
Foreign currency losses/(gains), net (b)	15,381	35,399	12,916	(25,997)
Restructuring (c)	—	(1,747)	45,390	31,143
Oncacare (gain) (g)	—	—	(6,160)	—
Transaction and integration related costs (d)	9,660	10,725	44,176	39,695
Transaction-related financing costs (e)	3,916	4,205	16,402	17,814
Adjusted tax expense (f)	(51,535)	(49,174)	(194,152)	(191,667)
Adjusted net income	$287,507	$257,728	$1,058,177	$968,679

Diluted weighted average number of Ordinary Shares outstanding	83,112,757	82,452,097	82,717,640	82,468,363

Adjusted diluted net income per Ordinary Share	$3.46	$3.13	$12.79	$11.75

(a)Stock-based compensation expense represents the amount of recurring expense related to the Company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the company's realignments of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the company.
(d)Transaction and integration related costs include expenses/credits associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.
(g)On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare Limited (“Oncacare”). This gave rise to an acquisition-related gain of $6.2 million. This gain was excluded from adjusted EBITDA and adjusted net income.

ICON plc

Contact:        Investor Relations +1 888 381 7923 or
        Brendan Brennan Chief Financial Officer +353 1 291 2000
        Kate Haven Vice President Investor Relations +1888 381 7923
        http://www.iconplc.com